UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OR REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-3920

North American Galvanizing & Coatings, Inc.

(Exact Name of Registrant as Specified in its Charter)

NASDAQ Stock Market LLC

(Name of Exchange where security is listed and/or registered)

5314 S. Yale Avenue Suite 1000 Tulsa, Oklahoma 74135	(918) 494-0964
(Address of Principal Executive Offices)	(Telephone Number of Principal Executive Offices)

Common Stock, par value $0.10 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

□ 17CFR240.12d2-2(a)(1)

□ 17CFR240.12d-2(a)(2)

□ 17CFR240.12d2-2(a)(3)

□ 17CFR240.12d2-2(a)(4)

□ Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

________

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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☒ Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, North American Galvanizing & Coatings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 19, 2010	By: David H Dingus	President and Chief Executive Officer
Date	Name	Title

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